UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Implementation of Dual-Class Share Structure, Effective July 17, 2025

On April 15, 2025, Fitell Corporation (the “Company”) amended its memorandum and articles of association to reflect a change in authorized share capital from “US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into (a) 493,560,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 6,440,000 Class B Ordinary Shares of a par value of US$0.0001 each”, as approved by its shareholders at the Extraordinary General Meeting held on April 9, 2025. A copy of the second amended and restated memorandum and articles of association of the Company filed with the Cayman Islands General Registry on April 22, 2025, is attached herein as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-284232) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	The Second Amended and Restated Memorandum and Articles of Association of Fitell Corporation, effective April 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)